UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                         International Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    459436507
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David Weiner
                                 c/o W-Net, Inc.
                       3490 Laurel Canyon Blvd., Suite 327
                          Studio City, California 91604
                                 (818) 385-0405
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 21, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 9)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  459436507                                           PAGE 2 OF 9 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           W-NET, INC.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

       SHARES
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                85,000
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

      PERSON
                        -------- -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 85,000
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           85,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

CUSIP NO.  459436507                                           PAGE 3 OF 9 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WOODMAN MANAGEMENT CORPORATION
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

       SHARES
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                68,940
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

      PERSON
                        -------- -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 68,940
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           68,940
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

CUSIP NO.  459436507                                           PAGE 4 OF 9 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DAVID WEINER
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

       SHARES
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                153,940
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

      PERSON
                        -------- -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 153,940
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           153,940
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This amendment to Schedule 13D amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on June 10, 2005.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D/A (this "Schedule 13D/A") relates to the common stock, par value $.01 per share (the "Common Stock"), of International Electronics, Inc., a Massachusetts corporation (the "Company"), which has its principal executive offices at 427 Turnpike Street, Canton, Massachusetts 02021.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) and (f) This statement is being filed jointly by W-Net, Inc., a California corporation ("W-Net"), Woodman Management Corporation, a California corporation ("WMC"), and David Weiner, a citizen of the United States (collectively, the "Reporting Persons").

         (b) The principal address for Mr. Weiner, W-Net and WMC is 3490 Laurel Canyon Blvd., Suite 327, Studio City, California 91604.

         (c) W-Net is a consulting firm. WMC is a consulting firm. David Weiner is an investment consultant for, and is the sole director and officer of, each of W-Net and WMC.

         (d) and (e) During the last five years, none of the individual or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the 85,000 shares purchased by W-Net is $265,457, including brokerage commissions. The aggregate purchase price of the 68,940 shares purchased by WMC is $121,430, including brokerage commissions. Each of W-Net and WMC purchased their respective shares pursuant to open market purchases. In the sixty (60) days immediately preceding the date of this
Schedule 13D/A, W-Net acquired 5,000 of the W-Net Shares at $1.901 per share. The other 80,000 W-Net Shares were acquired prior to that period. In the sixty
(60) days immediately preceding the date of this Schedule 13D/A, WMC acquired all of the 68,940 WMC Shares at share prices ranging from $1.580 to $1.970. The shares owned by each of W-Net and WMC were acquired using general working capital funds.

ITEM 4.  PURPOSE OF TRANSACTION.

            No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

            The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that such shares at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Persons intend to engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.

            Depending on various factors including, without limitation, other investment opportunities available to the Reporting Persons, the Company's financial position, the Company's operational, business and investment strategy, the price levels and availability of the shares of Common Stock that would make the purchase of additional shares of Common Stock desirable, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company on such terms and at such times, or from time to time, as they deem advisable, including, without limitation, seeking Board representation, communicating with other shareholders, making proposals to the Company concerning purchasing additional shares of Common Stock, selling some or all of their respective shares of Common Stock, or purchasing additional shares of Common Stock, in the open market or in private transactions or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing their respective intentions with respect to any and all matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

          The aggregate percentage of shares of Common Stock reported by each person named herein is based upon 1,729,531 shares outstanding as of March 31, 2005, which is the total number of shares outstanding as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2005.

         As of June 22, 2005, W-Net beneficially owned 85,000 shares of Common Stock of the Company (the "W-Net Shares"). The W-Net Shares constitute approximately 4.9% of the Company's outstanding shares of Common Stock.

         As of June 22, 2005, WMC beneficially owned 68,940 shares of Common Stock of the Company (the "WMC Shares"). The WMC Shares constitute approximately 4.0% of the Company's outstanding shares of Common Stock.

         As of June 22, 2005, Mr. Weiner may be deemed to beneficially own 153,940 shares of Common Stock of the Company (the "Weiner Shares"). The Weiner Shares constitute approximately 8.9% of the Company's outstanding shares of Common Stock. The Weiner Shares include (i) the 85,000 W-Net Shares; and (ii) the 68,940 WMC Shares.

         W-Net and Mr. Weiner share the power to vote and dispose of or to direct the vote or to direct the disposition of the 85,000 W-Net Shares beneficially owned directly by W-Net.

         WMC and Mr. Weiner share the power to vote and dispose of or to direct the vote or to direct the disposition of the 68,940 WMC Shares beneficially owned directly by WMC.

         (c) Transactions by the Reporting Persons in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

         (d) N/A

         (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 22, 2005, the Reporting Persons entered in to a Joint Filing Agreement with respect to the joint filing on this Schedule 13D/A relating to the beneficial ownership of shares of Common Stock, a copy of which is filed as an exhibit hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated: June 22, 2005                    W-NET, INC.

                                        By:    /S/ DAVID WEINER
                                            ----------------------------
                                        Name:  David Weiner
                                        Title: President



Dated: June 22, 2005                    WOODMAN MANAGEMENT CORPORATION

                                        By:    /S/ DAVID WEINER
                                            ----------------------------
                                        Name:  David Weiner
                                        Title: President



Dated: June 22, 2005                       /S/ DAVID WEINER
                                        --------------------------------
                                        David Weiner

                                  EXHIBIT INDEX

    Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of International Electronics, Inc., and hereby affirm that this Schedule 13D/A is being filed on behalf of each of the undersigned.



Dated: June 22, 2005                    W-NET, INC.

                                        By:    /S/ DAVID WEINER
                                            ----------------------------
                                        Name:  David Weiner
                                        Title: President



Dated: June 22, 2005                    WOODMAN MANAGEMENT CORPORATION

                                        By:    /S/ DAVID WEINER
                                            ----------------------------
                                        Name:  David Weiner
                                        Title: President



Dated: June 22, 2005                       /S/ DAVID WEINER
                                        --------------------------------
                                        David Weiner